ATCO
GROUP

Corporate Office

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

May 26, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Report on Voting Results, Filed May 19th, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34744

CANADIAN UTILITIES LIMITED

1400, 909 –11th Avenue S.W., Calgary, Alberta T2R 1N6
Tel (403) 292-7500 Fax (403) 292-7623

May 18, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Toronto Stock Exchange

Canadian Utilities Limited – Report of Voting Results
Annual Meeting of Shareholders held May 12, 2004

In accordance with Section 11.3 of National Instrument 51-102, the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders of Canadian Utilities Limited (the "Corporation") held on May 12, 2004 in Edmonton, Alberta are as follows:

Election of Directors

The fourteen nominees set forth in the Management Proxy Circular dated March 17, 2004 were elected as directors of the Corporation by a resolution passed by a unanimous vote held by a show of hands.

Appointment of Auditor

PricewaterhouseCoopers LLP was reappointed as the auditor of the Corporation by a resolution passed by a unanimous vote held by a show of hands.

Canadian Utilities Limited

[signed]
Pat Spruin
Assistant Corporate Secretary

ATCO
GROUP